Conseco Fund Group
                         11815 North Pennsylvania Street
                              Carmel, Indiana 46032




                                  May 22, 1998


EDGAR FILING
------------

Mr. Houghton R. Hallock, Jr.
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:   Conseco Fund Group - CIK No. 0001023658
            -- Conseco High Yield Focus Fund
            1933 Act File No. 333-13185
            1940 Act File No. 811-07839
            Post-Effective Amendment No. 5 - Application for Withdrawal
            ------------------------------------------------------------

Dear Sir:

      Pursuant to Rule 477(a) under the Securities Act of 1933, as amended ("1933 Act"), on behalf of Conseco Fund Group ("Registrant"), we respectfully withdraw Post-Effective Amendment No. 5 to the Registrant's Registration Statement on Form N-1A. Post-Effective Amendment No. 5 was submitted and accepted on April 14, 1998 pursuant to Rule 485(a) under the 1933 Act. The effective date of Post-Effective Amendment No. 5 was to be 75 days after the date of its filing (June 29, 1998), and currently it is pending. Post-Effective Amendment No. 5 was submitted to reflect the creation of a new series of the Registrant, the Conseco High Yield Focus Fund. Due to marketing considerations, the Registrant has determined not to initiate the Conseco High Yield Focus Fund as a new series at this time. The Board of Trustees of the Registrant has passed a resolution approving this application for withdrawal of Post-Effective Amendment No. 5.

                                             Sincerely,




                                             /s/ William P. Latimer
                                             --------------------------------
                                              William P. Latimer, Esq.
                                                Vice President and Secretary
                                                Conseco Fund Group




cc:   Donald W. Smith, Esq.
        Kirkpatrick & Lockhart LLP